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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*


                              Antex Biologics Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  03672 W 10 0
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                                 (CUSIP Number)

                     V. M. Esposito and Gregory C. Zakarian
        300 Professional Drive, Gaithersburg, Maryland 20879 301-590-0129
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               (Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 11, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D

CUSIP No. 03672 W 10 0                                     Page  2  of  5  Pages
          ------------                                          ---    ---

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              1)    NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    (ENTITIES ONLY)

                    Vito M. Esposito
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              2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                               (a)  [ ]
                    Not applicable                                             (b)  [ ]
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              3)    SEC USE ONLY

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              4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    Not applicable
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              5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                    2(D) OR 2(E)                                                    [ ]

                    Not applicable
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              6)    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
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              7)    SOLE VOTING POWER
 Number of
   Shares           2,423,435
Beneficially
  Owned by   --------------------------------------------------------------------------------------
    Each      8)    SHARED VOTING POWER
 Reporting
Person With         20,000 with Betty Honaker Esposito Revocable Trust, Betty H. Esposito Trustee
             --------------------------------------------------------------------------------------
              9)    SOLE DISPOSITIVE POWER

                    2,423,435
             --------------------------------------------------------------------------------------
              10)   SHARED DISPOSITIVE POWER

                    20,000 with Betty Honaker Esposito Revocable Trust, Betty H. Esposito Trustee
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              11)   AGGREGATE AMOUNT BENEFICIALLY OWNER BY EACH REPORTING PERSON

                    2,443,435
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              12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                    (SEE INSTRUCTIONS)                                          [ ]

                    Not applicable
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              13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.94%
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              14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    IN

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



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                                      3
ANTEX BIOLOGICS INC.
SCHEDULE 13D - Amendment No. 3

This Amendment No. 3 amends the Schedule 13D dated January 16, 1996, and amended by Amendment No. 1 dated May 7, 1996 and Amendment No. 2 dated October 4, 1996.


ITEM 1.     SECURITY AND ISSUER.

            This statement relates to the common stock, $0.01 par value per share, of Antex Biologics Inc. ("Antex"). The principal executive offices of Antex are located at 300 Professional Drive, Gaithersburg, MD 20879.


ITEM 2.     IDENTITY AND BACKGROUND.

            (a)   Vito M. Esposito, Ph.D.

            (b)   300 Professional Drive, Gaithersburg, MD  20879

            (c) The principal occupation of Dr. Esposito is as Chairman of the Board, President and Chief Executive Officer of Antex.

            (d) Dr. Esposito, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Dr. Esposito, during the past five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Dr. Esposito is a United States citizen.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Not applicable.


ITEM 4.     PURPOSE OF THE TRANSACTION.

            As a condition of Antex's initial public offering, pursuant to an agreement, Dr. Esposito was required to place in escrow 39,083 shares of Antex common stock that he owned and 20,003 common stock options which had been granted to him. Effective May

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                                      4
ANTEX BIOLOGICS INC.
SCHEDULE 13D - Amendment No. 3


11, 1998, as a result of Antex not achieving certain established targets, the escrowed shares and common stock options referred to above were forfeited.

            All remaining shares of Antex common stock beneficially owned by Dr. Esposito are held for investment purposes.

            Dr. Esposito has no plan or proposal relating to or that would result in any transaction of the type described in Item 4(a) through 4(j).


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Dr. Esposito is the beneficial owner of 2,443,435 shares of Antex common stock, which includes 2,405,270 shares of common stock that he is entitled to purchase pursuant to stock options that are vested. The 2,443,435 shares of common stock represent 9.94% of the shares of Antex common stock outstanding as calculated in accordance with Rule 13d-3(d) (1).

            (b) Dr. Esposito has sole voting power and sole dispositive power with respect to 2,423,435 shares of Antex common stock which includes the 2,405,270 shares of common stock that he is entitled to purchase pursuant to stock options that are vested. Dr. Esposito has shared voting and dispositive power with respect to 20,000 shares of Antex common stock owned by the Betty Honaker Esposito Revocable Trust, Betty H. Esposito Trustee.

            (c) Dr. Esposito has engaged in no transaction in Antex common stock within the past sixty (60) days, other than the escrow forfeiture described in response to Item 4.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities identified in response to Item 5(a).

            (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Dr. Esposito has not entered into any contract, arrangement, understanding or relationship of the type required to be disclosed in response to this Item 6 with the exception of: (1) Antex's stock option plan covering employees whereby the options described in response to Item 5 were granted and the stock option agreements entered into

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                                      5
ANTEX BIOLOGICS INC.
SCHEDULE 13D - Amendment No. 3

by Dr. Esposito thereunder, and (2) an escrow agreement entered into by certain of Antex's stockholders and optionholders in connection with Antex's initial public offering under which one-third of the applicable shares and options were subject to forfeiture if certain income targets were not met, and to which 39,083 shares of common stock and 20,003 options of Dr. Esposito were subject.


ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

            (a) Amendments to Amended and Restated Stock Option Plan - Incorporated by reference to an exhibit to Form S-8 (Registration No. 333- 32377) filed on July 30, 1997.

            (b)   Form of Escrow Agreement - Incorporated by reference to
                  Schedule 13D filed on January 26, 1996.




            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          /s/V. M. Esposito
                                          ----------------------------
                                          V. M. Esposito, Ph.D.
                                          Chairman, President and
                                             Chief Executive Officer


Dated:  June 10, 1998